UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Yulong Eco-Materials Limited Prevails on Nasdaq Appeal for Continued Listing

On September 28, 2017, the Nasdaq Listing and Hearing Review Council (“Listing Council”) determined to overturn the Nasdaq Hearing Panel (the “Panel”)’s decision to delist Yulong Eco-Materials Limited (the “Company”)’s securities and it ordered trading in Company’s securities on the Nasdaq Capital Market to resume, effective immediately.

A copy of the press release announcing the Listing Council’s determination to overturn Panel’s decision is attached to this Current Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit Description
99.1	Press Release dated September 30, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: October 2, 2017	By:	/s/ Yulong Zhu
Yulong Zhu, Chief Executive Officer

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